EXHIBIT 2

Translation for Information Purposes Only

GROUPE INDUSTRIEL MARCEL DASSAULT

Mr. Henri Proglio
Chairman of the Board of Directors
The Chief Executive Officer                                                                Veolia Environnement
36/38, avenue Kléber
75116 Paris
By messenger

Paris, March 24, 2010

Dear Sir,

We write further to our conversations following the notification by our company (GIMD) to Veolia Environnement of its crossing the threshold of 5% of the capital and voting rights of the latter.  The purpose of this letter is to confirm the terms of our commitments with respect to Veolia Environnement and of the decisions reached at the Veolia Environnement Board of Directors’ Meeting held today.

We have decided to carry out this major investment for our company as we are convinced of the relevance of the model developed by Veolia Environnement and by your group’s growth potential.  Your presence as Chairman of the Board of Directors ensures managerial stability and the continued implementation of the strategy you have elaborated, and is a significant element in our investment decision. We wanted the Board of Directors to be informed thereof.

In accordance with our group’s practices, we consider our investment as that of a long-term, responsible and involved shareholder.

In this respect, for as long as GIMD holds (directly or through candidates it proposes) the positions of director, member of the committees, member of the Supervisory Board and censeur listed hereinafter, it commits:

- for a five-year period as of the date hereof, not to transfer Veolia Environnement shares, directly or indirectly (including through the use of derivatives) except for the portion in excess of the 5% of the capital and voting rights of Veolia Environnement, provided however that it complies with the commitments listed in the paragraph below if the contemplated transfer related to more than 1% of the capital and voting rights.  However, this commitment does not concern transfers or reclassifications of Veolia Environnement securities within the group of companies controlled by GIMD or controlling GIMD (hereinafter, collectively “GIMD”) or for the benefit of the members of the Dassault family, who will remain bound by the terms of this letter.

At the expiry of this five-year period, and for a maximum of two years, should GIMD wish to transfer all or part of its interest in Veolia Environnement, it commits to do so orderly.  In this respect, GIMD shall inform you in advance of any plan to transfer of securities representing, over any six month period, at least one (1) % of the capital and voting rights of Veolia Environnement ( a “block of securities”) and it will use its best efforts, if the transfer of this block of securities takes place on the market or through a market transaction, to cause it to be carried out under price and volume conditions not likely to have a material adverse effect on the market price of Veolia Environnement shares.

In any case, if the transfers are carried out on the market gradually, the number of shares transferred daily shall not represent more than 10% of the volume of Veolia Environnement securities exchanged during the day.

If the transfer of such a block of securities is carried out through an off market transaction, GIMD commits that it will consult with Veolia Environnement prior to such transfer to determine the identity of the acquiring party and to make sure that the acquirors are not competitors of Veolia.

In accordance with our request, we have duly noted the commitment of the Veolia Environnement Board of Directors, for as long as GIMD holds more than 5% of the capital and voting rights of the latter:

a) to propose to the Shareholders’ Meeting the appointment of a director and of a censeur among the candidates GIMDt shall have proposed; to this end, the Board of Directors will propose to its Shareholders’ Meeting of May 7, 2010:

-	to appoint, as first candidate director, GIMD itself, which shall be represented by its Delegated General Manager (Mr. Olivier Costa de Beauregard),

-	the appointment of Mr. Thierry Dassault in the capacity as first censeur and will submit a resolution for the purpose of amending the company’s by-laws to allow for such appointment;

b) and to appoint GIMD as member of the Nominations and Compensation Committee and member of the Audit Committee, subject of course to his appointment as director by the General Meeting of May 7, 2010.

Finally, in accordance with our request, we have duly noted Veolia Environnement’s commitment, for as long as GIMD holds more than 5% of its capital and voting rights, to cause the appointment on the Supervisory Board of Veolia Eau – Compagnie Générale des Eaux of a member among the candidates proposed by GIMD, which intends to have Mr. Thierry Dassault appointed.

If you agree to these terms and consider that these reflect accurately the decisions of the Veolia Environnement Board of Directors adopted on the date hereof, please so confirm by having Veolia Environnement’s legal representative initial and sign the second copy of this letter.

Yours sincerely,
_____________________
Mr. Serge Dassault
Groupe Industriel Marcel Dassault

Read and approved, on March 24, 2010

_________________________
Mr. Antoine Frérot
General Manager
Veolia Environnement